EXHIBIT 12.1

Superior Energy Services, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1) :
Earnings from continuing operations before fixed charges:
Income from continuing operations before income taxes, minority interest and income / loss from equity investees	$205,306	$116,857	$(100,793)	$518,006	$420,253
Amortization of capitalized interest	2,477	1,596	1,270	854	422
Distributed income of equity investees	3,242	11,150	6,006	17,272	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Adjusted pre-tax earnings from continuing operations	211,025	129,603	(93,517)	536,132	420,675
Fixed charges less capitalized interest	73,843	57,377	50,906	46,684	48,436

Earnings from continuing operations before fixed charges:	$284,868	$186,980	$(42,611)	$582,816	$469,111

Fixed charges:
Interest expenses, net of capitalized interest	$48,665	$33,423	$29,162	$26,721	$29,739
Capitalized Interest	7,093	2,737	2,912	3,110	1,486
Amortized premiums, discounts and capitalized expenses related to indebtedness	25,178	23,954	21,744	19,963	18,697

Total fixed charges	$80,936	$60,114	$53,818	$49,794	$49,922

Ratio of earnings to fixed charges (2)	3.52	3.11	(0.79)	11.70	9.40

Notes

(1)

The ratio was computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, amortization of capitalized interest, distributed income of equity investees, our share of pre-tax losses of equity investees, and fixed charges less capitalized interest.

(2)	The ratio for the year ended December 31, 2009 indicates less than one-to-one coverage. The amount of this deficiency equates to $96.4 million.